UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Shared Hospital Services

File No. 001-08789 - CF#32350

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American Shared Hospital Services submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 1, 2015.

Based on representations by American Shared Hospital Services   that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.21c	through	August 21, 2019
Exhibit 10.67	through	December 16, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary